Exhibit 99.1

Q4 and FY2014 Financial Results February 26, 2015

Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward- looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.’s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by applicable law. As noted in the Company’s October 30, 2014 press release, the Company was required to perform an interim goodwill test of impairment for its U.S. northeast reporting unit. On a preliminary, unaudited basis, the Company has recorded no goodwill impairment. The Company will finalize its test of impairment prior to filing its annual consolidated financial statements, which may result in an impairment charge that differs from the amount presented on a preliminary basis. In addition, goodwill amounts allocated to assets held for sale is also presented on a preliminary basis.

Q4 and FY2014 Review Joe Quarin President & CEO

2014 Highlights • 2014 was a transformational year for Progressive Waste Solutions. • On a constant currency basis, achieved record results with: - Total revenues of more than $2 billion, growth of 1.8% - Adjusted EBITDA(A) growth of 1.7% - Adjusted operating EBIT(A) up 11.1% - Free cash flow(B) of $235.4 million, up 4.8% • Results reflect progress on our strategic plan, expected to expand adjusted EBITDA(A) margins by 100-150 basis points in 2015. • Disciplined and balanced capital allocation program creating value for shareholders: - 2014 capital expenditures(1) declined to 9.7% of revenues - Free cash flow(B) growth in 2014 enabled the return of nearly $81 million to shareholders through share repurchases and $63.5 million in dividends • Entering 2015 with momentum, prepared to meet strategic plan objectives and deliver on our free cash flow(B) goals. (A) Please refer to the definition and explanation of (A) on slide 28 (B) Please refer to the definition and explanation of (B) on slide 31 (1) Net of proceeds on asset sales and excluding infrastructure investments

Q4 and FY2014 Financial Review Ian Kidson Executive Vice President & CFO

Q4 2014 Consolidated Revenue • Total company revenue up 0.5% and up 3.6% on a constant currency basis. • Stronger pricing across every service line improved revenues by approximately $11.8MM. 1.6% 3.8% $502 $520 $505 $18 ($15) $480 $485 $490 $495 $500 $505 $510 $515 $520 $525 Q4 2013 Revenue (as reported) Organic & Acquisition Growth Q4 2014 Revenue at Constant FX FX Q4 2014 Revenue (as reported) 3.6% -3.1% $U.S. (MM) (1) Canadian revenue converted to U.S. dollars applying exchange rates of $0.8805 and $0.9525 for the Q4/14 and Q4/13 periods, respectively

Revenue Growth Components (1) Price reflects organic average price change, net of rollbacks and excludes fuel surcharges Components of Revenue Growth (Decline) Q4 2014 FY2014 CAN U.S. Company Company Price(1) 3.0% 1.8% 2.3% 2.1% Fuel Surcharges 0.1% (0.2%) (0.1%) (0.1%) Recycling and Other (0.3%) (0.5%) (0.4%) - Total Price Growth 2.8% 1.1% 1.8% 2.0% Volume Growth (Decline) 2.2% 1.2% 1.6% (0.1%) Total Organic Revenue Growth 5.0% 2.3% 3.4% 1.9% Net Acquisitions 0.2% 0.2% 0.2% (0.1%) Total Growth Excluding Foreign Exchange ("FX") 5.2% 2.5% 3.6% 1.8% FX (3.1%) (2.6%) Total Growth (Decline) Including FX 0.5% (0.8%) 7

Reported Revenue By Segment $U.S. (MM) • Excluding FX impact, revenues in Canada grew by C$10.6MM QoQ. • Q4/14 U.S. south revenue increased by 4.7% QoQ. Volume growth contributed two-thirds of this increase. • U.S northeast revenue declined by 2.9% QoQ due to the strategic effort to eliminate less profitable business. Segment Highlights As a percentage of total revenue Q4 2013 Q4 2014 Canada 38.3% 37.0% U.S. south 44.0% 45.8% U.S. northeast 17.7% 17.2% Total 100.0% 100.0% $192.1 $186.9 $220.9 $231.2 $89.0 $86.5 Q4 2013 Q4 2014 Canada U.S. south U.S. northeast $502.0 $504.6 (1) (1) Canadian revenue converted to U.S. dollars applying exchange rates of $0.8805 and $0.9525 for the Q4/14 and Q4/13 periods, respectively

Operating Expenses $U.S. (MM) • Operating expenses declined period- over-period, but net of FX, operating expenses increased by approximately $6.3MM or 2.0%. • Consolidated operating costs as a percentage of revenue declined to 61.1% from 61.8% QoQ. • In the U.S. south, the increase of $7.1MM reflects organic and acquisition growth, and higher per ton disposal costs for waste materials disposed. • The U.S. northeast decline is the result of certain asset divestitures, lower volumes destined for our Seneca Meadows landfill, coupled with our strategic elimination of less profitable business. Highlights $107.3 $101.7 $140.9 $147.9 $62.0 $58.6 Q4 2013 Q4 2014 Canada U.S. south U.S. northeast $310.2 $308.2

Adjusted Selling, General and Administration Expenses (“Adjusted SG&A”)(1) $U.S. (MM) • Adjusted SG&A(1) decreased QoQ by $2.3MM to $57.6MM in Q4/14. • As a percentage of revenue, adjusted SG&A(1) was 11.4% versus 11.9% in the same period last year. Highlights (1) Please refer to page 28 which outlines the types of expenses excluded from selling, general and administration expense as reported $17.7 $15.9 $21.1 $22.1 $9.5 $7.7 $11.6 $11.9 Q4 2013 Q4 2014 Canada U.S. south U.S. northeast Corporate $59.9 $57.6

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA(A) ”) $U.S. (MM) • Q4 2014 consolidated adjusted EBITDA(A) increased 5.2% QoQ to $138.8MM. Included: - FX drag in Q4 2014 - Prior year actuarial expense • Adjusted EBITDA(A) margins for the consolidated company were 27.5% in Q4/14 vs. 26.3% in Q4/13. Highlights (A) Please refer to the definition and explanation of (A) on slide 28 Adjusted EBITDA(A) Margins Q4 2013 Q4 2014 Canada 34.9% 37.1% U.S. south 26.7% 26.4% U.S. northeast 19.7% 23.3% Company 26.3% 27.5% $67.1 $69.4 $58.9 $61.1 $17.5 $20.2 ($11.6) ($11.9) Q4 2013 Q4 2014 Canada U.S. south U.S. northeast Corporate $131.9 $138.8

Amortization 2014 • Excluding the impact of FX, intangible and landfill amortization expense declined approximately $5.4MM and $2.4MM respectively. • These declines were partially offset by an increase in capital asset amortization of approximately $4.5MM. • The increase in capital asset amortization was due in large part to the approximately $4.1MM charge recorded for an impaired sorting and recycling asset.

Long-Term Debt and Interest Expense Long-Term Debt Facilities Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term B Facility $490.0 - $490.0 - - Moody's Ba1 S&P BBB Senior Secured Revolving Facility $1,850.0 $750.0 $998.9 $200.2 $650.9 Industrial Revenue Bonds $64.0 - $64.0 - - • Interest expense was $15.5MM for the three months ended December 31, 2014 • Total long-term debt is $1.59B at December 31, 2014 vs. $1.47B at September 30, 2014 • Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 2.95x compared with 2.83x as at September 30, 2014 • Comfortable with current leverage level and believe optimal long-term leverage range for the Company is between 2.5x and 3.0x 13

Effective Tax Rate and Cash Taxes Cash Taxes • Cash taxes in Q4 2014 were $11.7MM compared to $6.4MM in Q4 2013. • Cash taxes in 2014 were $34.0 million. Effective Tax Rate • On an adjusted basis, the effective tax rate was approximately 24%, in line with our expectation. • Total income tax expense declined versus last year primarily due to a full year impact of our long-term financing structure partially offset by higher withholding taxes incurred.

Adjusted Net Income(A) and Adjusted Earnings Per Share(A) (“EPS”) (A) Please refer to the definition and explanation of (A) on slide 28 Items of Note $U.S (MM) EPS ($) Segment Revenue/ Expense Line Item Reported Net Income and EPS (diluted) $18.9 $0.17 Transaction and related costs 0.3 - Corporate SG&A Fair value movements in stock options 6.4 0.06 Corporate SG&A Restricted share expense 0.4 - Corporate SG&A Non-operating or non-recurring expenses 1.7 0.01 Corporate SG&A Impairment of capital and intangible assets 7.5 0.07 Canada/ U.S. northeast Amortization Net loss on financial instruments 16.4 0.14 All Net income tax recovery (11.7) (0.10) Adjusted net income(A) and Adjusted EPS(A) (diluted) $39.9 $0.35

Capital Expenditures(1) $U.S.(MM) Note: All Canadian amounts have been converted to U.S. dollars applying an exchange rate of $0.9052 (F) Refers to Outlook (1) Capital expenditures include growth and replacement capital. Growth capital in 2013 and 2014 excludes infrastructure investment spending, none of which is contemplated for 2015. Replacement capital is net of proceeds on asset sales. 2015 outlook excludes expected proceeds from sale of Long Island, New York operations (2) Budgeted 2014 capital spend delayed for receipt of equipment in early 2015 $16.0 $144.5 $115.8 $171.0 $64.6 $78.8 $40.0 $23.0 2013 2014 2015(F) Ontario Resi Contract Growth Replacement Delayed 2014 Spend $209.1 $250.0 $194.6 Capital Expenditures as a % of Revenue Average of 2014 & 2015(F) 2013 2014 2015(F) Ontario Resi Contract 1.1% 0.6% Growth 3.3% 3.9% 2.0% 2.9% Replacement 7.3% 5.8% 8.4% 7.1% Delayed 2014 Spend(2) 0.8% 0.4% Total 10.6% 9.7% 12.3% 11.0%

Free Cash Flow(B) (“FCF”) $U.S. (MM) • Generated free cash flow(B), of $55.5MM in Q4 2014, excluding internal infrastructure investments, representing 11.0% of revenue. • 2014 free cash flow(B) of $235.4MM, excluding $14.3MM of internal infrastructure investments. (B) Please refer to the definition and explanation of (B) on slide 31 Highlights $191.0 $221.1 $38.6 $14.3 2013 2014 Infrastructure investments FCF including infrastructure investments $229.6 $235.4 $57.7 $53.7 $4.6 $1.8 Q4 2013 Q4 2014 $62.3 $55.5

Foreign Currency Translation Sensitivity • We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. • Although our results are subject to translational FX movements, we have very little operational FX risk. (A) Please refer to the definition and explanation of (A) on slide 28 (B) Please refer to the definition and explanation of (B) on slide 31 (1) Refers to one cent change in the U.S. to Canadian dollar exchange rate. Sensitivity based on 2015 outlook at constant currency. $ U.S. (MM) Sensitivity to one cent change(1) Revenues $8.6 Adjusted EBITDA(A) $2.8 Adjusted net income(A) $1.0 Free cash flow(B) $1.0

2015 Revenue and Adjusted EBITDA(A) Bridge ($US MM) (A) Please refer to the definition and explanation of (A) on slide 28. (F) Refers to Outlook 1.6% 3.8% $2,009 $2,025 $1,935 $(38) $54 $(90) $1,900 $1,920 $1,940 $1,960 $1,980 $2,000 $2,020 $2,040 2014 Revenue Acquisitions & Divestitures Organic Growth 2015 Revenue at constant FX FX 2015(F) Mid-point Revenue Guidance 2.7% -1.9% 0.8% -4.5% 2015(F) Revenue @FX=$0.80 Revenue at mid-point of 2015(F) @FX=$0.9052 Revenue $523 $555 $525 $3 $29 $(30) $500 $510 $520 $530 $540 $550 $560 2014 Adjusted EBITDA Acquisitions & Divestitures Organic Growth 2015 Adj. EBITDA at constant FX FX 2015(F) Mid-point EBITDA Guidance 5.5% 0.6% 6.1% -5.7% 2015(F) Adj. EBITDA(A) Adj. EBITDA(A) at mid-point of 2015(F) @ FX=$0.9052 Adjusted EBITDA(A) (A) (A) (A)

2015 Outlook $U.S. (MM) 2015 Outlook Constant Currency (FX USD$0.9052/CAD) 2015 Outlook Current Currency (FX USD$0.80/CAD) Revenue $2,015 to $2,035 $1,925 to $1,945 Adjusted EBITDA(A) $545 to $565 $515 to $535 Adjusted EBITDA(A) margins 27.0% to 27.8% 26.7% to 27.5% Amortization expense, as a percentage of revenue 14.6% 14.4% Adjusted operating EBIT(A) $250 to $270 $235 to $255 Interest expense $60 $57 Effective tax rate as a percentage of income before income tax expense 25% 25% Cash taxes (expressed on an adjusted basis) $37 $35 Adjusted net income(A) per diluted share $1.33 to $1.46 $1.26 to $1.39 Free cash flow(B) $200 to $215 $190 to $205 Capital and landfill expenditures, including net proceeds on sale(1) $250 $240 Expected annual cash dividend, payable on a quarterly basis C$0.64 per share C$0.64 per share (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31. (1) Excludes expected proceeds from sale of Long Island, New York operations

Summary • 2014 a year of strong progress and momentum. • Highly confident progress will continue in our strategic plan and operational initiatives. • Entering 2015 focused on operational excellence, meeting strategic plan objectives and deliver on free cash flow goals. we • to show • and disciplined capital allocation

QUESTIONS

Appendix February 26, 2014

$U.S. MM Except per share amounts and share counts Q4/13 Q4/14 QoQ FY/13 FY/14 YOY Canada $192.1 $186.9 (2.7%) $769.0 $745.8 (3.0%) U.S. south 220.9 231.2 4.7% $876.9 $914.2 4.3% U.S. northeast 89.0 86.2 (2.9%) $380.1 $349.0 (8.2%) Total Revenues $502.0 $504.6 0.5% $2,026.0 $2,009.0 (0.8%) Adjusted Net Income(A) Reported Net Income $33.4 $36.2 $39.9 $18.9 19.3% (47.8%) $127.2 $118.0 $153.1 $128.3 20.4% 8.8% Adjusted EPS(A) (diluted) Reported EPS (diluted) $0.29 $0.31 $0.35 $0.17 20.2% (46.6%) $1.10 $1.02 $1.33 $1.12 20.1% 11.1% Adjusted Operating EBIT(A) $59.1 $72.5 22.7% $246.2 $263.2 6.9% Adjusted EBITDA(A) $131.9 $138.8 5.2% $530.8 $523.4 (1.4%) Adjusted EBITDA(A) Margins 26.3% 27.5% 120bps 26.2% 26.1% (10bps) Adjusted EBITA(A) $72.6 $79.7 9.8% $297.2 $294.2 (1.0%) Free Cash Flow(B) $57.7 $53.7 6.9% $191.0 $221.1 15.7% Weighted Average Share Count 115,175 114,346 115,170 114,822 Total Actual Outstanding Share Count 112,506 112,506 FY 2014 Financial Highlights (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31.

2014 Reported and Gross Revenues(1) Strong Revenue from Canadian and U.S. Operations Q1/14 Q2/14 Q3/14 Q4/14 Total Reported Revenues $469.8 $513.5 $521.2 $504.6 U.S. Canada $302.4 $167.4 $321.1 $192.4 $322.0 $199.1 $317.7 $186.9 (1) Gross Revenue includes intercompany revenue and includes the impact of FX Gross Revenue From Operations(1) 000’s Q1/14 Consolidated $U.S. Q1/14 % of Revenue Q2/14 Consolidated $U.S. Q2/14 % of Revenue Q3/14 Consolidated $U.S. Q3/14 % of Revenue Q4/14 Consolidated $U.S. Q4/14 % of Revenue Commercial $173.1 36.8% $176.8 34.4% $178.0 34.2% $176.2 34.9% Industrial 82.6 17.6% 93.9 18.3% 96.3 18.5% 89.5 17.7% Residential 109.9 23.4% 115.2 22.4% 116.4 22.3% 114.6 22.7% Transfer and Disposal 148.7 31.7% 185.1 36.0% 186.6 35.8% 170.6 33.8% Recycling 16.4 3.5% 16.6 3.2% 15.9 3.1% 14.6 2.9% Other 9.6 2.0% 9.5 1.9% 9.9 1.9% 13.0 2.6% Gross Revenues $540.3 115.0% $597.1 116.3% $603.1 115.7% $578.5 114.6% Intercompany (70.5) (15.0%) (83.6) (16.3%) (81.9) (15.7%) (73.9) (14.6%) Revenues $469.8 100.0% $513.5 100.0% $521.2 100.0% $504.6 100.0%

Q4 2014 Gross Revenue By Service Line(1) in U.S. and Canada (1) Gross Revenue includes intercompany revenue CAN U.S. $CAD % total $U.S. % total Commercial $85.6 40.4% $100.8 31.7% Industrial 40.6 19.1% 53.7 16.9% Residential 36.9 17.4% 82.1 25.8% Transfer and Disposal 66.7 31.4% 112.0 35.3% Recycling 7.5 3.5% 8.1 2.5% Other 8.5 4.0% 5.5 1.7% Gross Revenue(1) $245.8 115.8% $362.2 113.9% Intercompany (33.6) (15.8%) (44.5) (13.9%) Revenues $212.2 100.0% $317.7 100.0%

Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) (A) Please refer to the definition and explanation of (A) on slide 28 (B) Please refer to the definition and explanation of (B) on slide 31 Q4 2013 2014 Adjusted EBITDA(A) $131.9 $138.8 Purchase of restricted shares - - Capital and landfill asset purchases (59.4) (62.3) Proceeds from the sale of capital and landfill assets 5.6 3.5 Landfill closure and post-closure expenditures (0.7) (1.3) Landfill closure and post-closure accretion expenses 1.4 1.5 Interest on long-term debt (15.5) (15.5) Non-cash interest expense 0.8 0.7 Current income tax expense (6.4) (11.7) Free Cash Flow(B) $57.7 $53.7

Recycled Fiber Sensitivity . Our revenues and earnings are impacted by changes in recycled commodity prices, which includes OCC and other paper fibers, including newsprint, sorted office paper and mixed paper. . Other commodities we receive include plastics, aluminum, metals and wood. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. . These fluctuations may affect our consolidated financial condition, results of operations and cash flows. . Our outlook for 2015 reflects prices for recycled commodities consistent with February 2015 levels.

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B). In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Non-GAAP Disclosure (A) Continued - Loss on extinguishment of debt – as a non-cash item, loss on extinguishment of debt is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Non-GAAP Disclosure Q4 2013 2014 Operating income $58.3 $56.2 Transaction and related (recoveries) costs– SG&A (2.3) 0.3 Fair value movements in stock options – SG&A (0.2) 6.4 Restricted share expense – SG&A 0.4 0.4 Non-operating or non-recurring expenses – SG&A 3.0 1.7 Impairment of capital and intangible assets – Amortization - 7.5 Adjusted operating income $59.1 $72.5 Net gain on sale of capital and landfill assets (0.6) (0.3) Amortization 73.4 66.6 Adjusted EBITDA $131.9 $138.8 Amortization of capital and landfill assets (59.3) (59.1) Adjusted EBITA $72.6 $79.7 Net income $36.2 $18.9 Transaction and related (recoveries) costs – SG&A (2.3) 0.3 Fair value movements in stock options – SG&A (0.2) 6.4 Restricted share expense – SG&A 0.4 0.4 Impairment of capital and intangible assets – Amortization - 7.5 Non-operating or non-recurring expenses – SG&A 3.0 1.7 Net (gain) loss on financial instruments (5.8) 16.5 Loss on extinguishment of debt 1.2 - Net income tax expense (recovery) 1.0 (11.8) Adjusted net income $33.4 $39.9

Non-GAAP Disclosure (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. Q4 2013 2014 Adjusted EBITDA(A) $131.9 $138.8 Purchase of restricted shares - - Capital and landfill asset purchases (59.4) (62.3) Proceeds from the sale of capital and landfill assets 5.6 3.5 Landfill closure and post-closure expenditures (0.7) (1.3) Landfill closure and post-closure accretion expenses 1.4 1.5 Interest on long-term debt (15.5) (15.5) Non-cash interest expense 0.8 0.7 Current income tax expense (6.4) (11.7) Free Cash Flow(B) $57.7 $53.7